EXHIBIT 11.1

QUAKER CITY BANCORP, INC.

COMPUTATION OF EARNINGS PER SHARE

		Three Months Ended December 31, 2003	Six Months Ended December 31, 2003
A	Average common shares outstanding	6,220,383	6,242,142

B	Net earnings for period	$5,415,000	$10,849,000

	Basic earnings per share [ B / A ]	$0.87	$1.74

	Common share equivalents:
C	Average stock options outstanding	685,898	696,620

D	Average option exercise price	$21.49	$21.44

E	Exercise proceeds [ C x D ]	$14,739,948	$14,935,533

F	Tax benefit on non-qualified options	$6,182,124	$5,863,334

G	Total exercise proceeds [ E + F ]	$20,922,072	$20,798,867

H	Average market price in period	$43.00	$41.63

I	Shares repurchased at market price [ G / H ]	486,560	499,612

J	Increase in common shares [ C - I ]	199,338	197,008

K	Shares outstanding and equivalents [ A + J ]	6,419,721	6,439,150

L	Net earnings for period	$5,415,000	10,849,000

	Diluted earnings per share [ L / K ]	$0.84	$1.68